[LETTERHEAD OF SANDLER O’NEILL & PARTNERS, L.P.]

February 7, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Fraternity Community Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-170215

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Fraternity Community Bancorp, Inc. (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1 be declared effective at 11:00 a.m. on February 10, 2011 or as soon thereafter as practicable.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Christopher De Cresce
Name:	Christopher De Cresce
Title:	Authorized Signatory